Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

September 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated September 6, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: September 6, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

CFO Darryl Button to leave Aegon

Aegon announces that Chief Financial Officer Darryl Button will leave the company on December 1, 2016.

Darryl Button has announced his intention to return to the United States with his family after four years in the Netherlands and will pursue new opportunities outside the company. Mr Button was appointed to the Executive Board of Aegon and CFO in May 2013 and will conclude his tenure with the company on December 1, 2016.

“This has been a difficult decision, but it is in the best interest of my family. I’m grateful for having had the opportunity to contribute to the company’s strategic progress and I leave Aegon with a highly talented and reliable team in place.” said Darryl Button.

“We would like to thank Darryl for his many contributions to the company over the last 17 years, and in particular in his capacity as CFO”, said CEO Alex Wynaendts. “Darryl has been a driving force for many improvements while serving in various positions in our company. He played an instrumental role in ensuring that Aegon was fully prepared for the introduction of Solvency II. While we regret to see Darryl leave, we respect his decision and wish him every success in the future.”

A thorough process for selecting a new CFO is underway and will be completed in close collaboration with the Supervisory Board.

“We would like to thank Darryl for his many contributions to the company”

Alex Wynaendts

Aegon CEO

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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